United States

Securities and Exchange Commission

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(a) and

Amendments Thereto Filed Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Offerpad Solutions Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

67623L109

(CUSIP Number)

Brian Bair

c/o Offerpad Solutions Inc.

2150 E. German Road, Suite 1

Chandler, Arizona 85286

(844) 388-4539

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 31, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons Brian Bair
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 33,753,715
	8	Shared Voting Power 0
	9	Sole Dispositive Power 33,753,715
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 33,753,715
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 13.4%
14	Type of Reporting Person IN

Explanatory Note

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) amends and supplements the statement on Schedule 13D originally filed with the United States Securities and Exchange Commission (the “SEC”) on September 13, 2021 (as amended, the “Schedule 13D”), related to the shares of Class A common stock, par value $0.0001 per share (the “Class A Common Stock”), of Offerpad Solutions Inc. (the “Issuer”). Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is of the Schedule 13D hereby amended and supplemented by adding the following:

Item 4 below summarizes certain provisions of the Subscription Agreement (as defined below) that pertain to the securities acquired by the Reporting Person. On January 31, 2023, pursuant to the Subscription Agreement (as defined below), the Reporting Person purchased 893,016 Warrants (as defined below) for cash consideration of approximately $500,000. The Warrants purchased by the Reporting Person were funded through personal funds.

The information disclosed in this Item 3 does not purport to be complete and is qualified in its entirety by reference to the Subscription Agreement (as defined below), a copy of which is attached hereto as Exhibit 3, and which is incorporated herein by reference in its entirety.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

Subscription Agreement

On January 31, 2023 (the “Closing Date”), the Issuer entered into a pre-funded warrants subscription agreement (the “Subscription Agreement”) with the Reporting Person and the other investors named therein. Pursuant to the Subscription Agreement, the Issuer agreed to issue and sell to the Reporting Person, and the Reporting Person agreed to purchase from the Issuer, 893,016 pre-funded warrants (the “Warrants”) to purchase shares of Class A Common Stock. Each Warrant was sold at a price of $0.5599 per Warrant and has an initial exercise price of $0.0001 per Warrant, subject to certain customary anti-dilution adjustment provisions. The exercise price for the Warrants can be paid in cash or on a cashless basis, and the Warrants have no expiration date.

The issuance of the shares of Class A Common Stock upon exercise of the Warrants has been approved by the Issuer’s stockholders holding stock representing more than a majority of the voting power of the Issuer’s common stock, and the Issuer will prepare and file a related information statement with the SEC. The Warrants will not be exercisable until at least 21 days after the definitive information statement (the “Information Statement”) is filed with the SEC or such later time as is necessary to comply with the listing requirements of the New York Stock Exchange (the “NYSE”).

The foregoing summary of the Subscription Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Subscription Agreement, a copy of which is filed as Exhibit 3 to this Amendment No. 3 and is incorporated by reference into this Item 4.

Voting Agreement

In connection with the execution of the Subscription Agreement, on January 31, 2023, the Issuer, the Reporting Person and the other stockholders party thereto entered into a Voting Agreement (the “Voting Agreement”). Pursuant to the terms of the Voting Agreement, the Reporting Person, among other things, agreed (i) to vote in favor of the transactions contemplated by the Subscription Agreement, and (ii) not to transact in or transfer any shares of Class A Common Stock or Class B Common Stock beneficially owned by him for the period of time from the Closing Date until two trading days following the filing with the Securities and Exchange Commission of the Issuer’s quarterly report on Form 10-Q for the three months ending March 31, 2023.

The foregoing summary of the Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Voting Agreement, a copy of which is filed as Exhibit 4 to this Amendment No. 3 and is incorporated by reference into this Item 4.

Letter

In connection with the execution of the Subscription Agreement, the Reporting Person notified by a letter, dated January 31, 2023, (the “Letter”) the Board that he will convert all shares of Class B Common Stock beneficially owned by him to shares of Class A Common Stock immediately following the conclusion of the Issuer’s 2023 annual meeting of stockholders.

The foregoing summary of the Letter does not purport to be complete and is qualified in its entirety by reference to the full text of the Voting Agreement, a copy of which is filed as Exhibit 5 to this Amendment No. 3 and is incorporated by reference into this Item 4.

The paragraphs under the caption “General” of Item 4 of the Schedule 13D are hereby amended and restated in their entirety as follows:

General

The Reporting Person acquired the securities described in this Schedule 13D for investment purposes and intends to review its investments in the Issuer on a continuing basis. Any actions the Reporting Person might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Person’s review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

Subject to the terms of the Offerpad Holders Support Agreement, the Voting Agreement and the Letter, the Reporting Person may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, the Reporting Person may engage in discussions with management, the Issuer’s board of directors (the “Board”), and securityholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a merger, reorganization or other transaction that could result in the de-listing or de-registration of the Class A Common Stock; sales or acquisitions of assets or businesses; changes to the capitalization or distribution policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the Board.

Other than as described above, the Reporting Person does not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Person may change his purpose or formulate different plans or proposals with respect thereto at any time.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) – (b)

•	Amount beneficially owned: 33,753,715

•	Percent of Class: 13.4%

•	Number of shares the Reporting Person has:

•	Sole power to vote or direct the vote: 33,753,715

•	Shared power to vote: 0

•	Sole power to dispose or direct the disposition of: 33,753,715

•	Shared power to dispose or direct the disposition of: 0

The above amount consists of (i) 12,510,004 shares of Class A Common Stock, (ii) 2,648,229 shares of Class A Common Stock held by the BAB 2021 Irrevocable Trust, (ii) 14,504,991 shares of Class B Common Stock, (iv) 311,245 shares of Class B Common Stock held by the BAB 2021 Irrevocable Trust, (v) 2,885,690 shares of Class A Common Stock that would be issuable upon exercise of options exercisable as of or within 60 days of February 2, 2023, and (vi) 893,016 shares of Class A Common Stock issuable upon the exercise of the Warrants held by The BBAB Living Trust, which will not be exercisable until at least 21 days after the Information Statement is filed with the SEC or such later time as is necessary to comply with the listing requirements of the NYSE, as described in Item 4 above.

The above percentage is based on 232,377,251 shares of Class A Common Stock outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2022 filed with the SEC on November 2, 2022.

(c)	Except as described in Item 4 of this Amendment No. 1, the Reporting Person has not effected any transactions in Class A Common Stock during the past 60 days.

(d)	None.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

Item 4 above summarizes certain provisions of the Subscription Agreement, the Voting Agreement and the Letter. Each of the Subscription Agreement, the Voting Agreement and the Letter is attached as an exhibit to this Amendment No. 1 and is incorporated herein by reference.

Except as set forth herein, the Reporting Person does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Materials to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit Number	Description

3	Pre-Funded Warrants Subscription Agreement, dated January 31, 2023, by and among the Issuer, Brian Bair and the other purchasers named therein (incorporated by reference to 10.1 to filed with the Issuer’s Current Report on Form 8-K filed with the SEC on February 1, 2023)

4	Voting Agreement, dated January 31, 2023, by and among the Issuer, the Reporting Person and the other stockholders party thereto

5	Letter, dated January 31, 2023, from the Reporting Person to the Board of Directors of the Issuer

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 2, 2023

By:	/s/ Brian Bair
Name: Brian Bair